June 26, 2014

VIA EDGAR AND UPS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Gowetski, Senior Counsel

Re:    NorthStar/RXR New York Metro Income, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted March 31, 2014
File No. 377-00543

Dear Ms. Gowetski:
On behalf of NorthStar/RXR New York Metro Income, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, a revised draft amendment (“Amendment No. 1”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on March 31, 2014 (the “Registration Statement”) on Form S-11.
Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Ronald J. Lieberman, Esq. of the Company, dated April 24, 2014 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.
For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement, together with four copies of this response letter as submitted to the Commission.
General

1.
Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:
As of the date hereof, the Company has not provided, and it has not authorized any third party to provide, any written materials in reliance on Section 5(d) of the Securities Act to any potential investors. Should the Company or anyone authorized on the Company’s behalf provide any written materials to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide such materials to the Commission. The Company is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating

Ms. Jennifer Gowetski
June 26, 2014

or will participate in the offering.

2.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:
The Company advises the Staff that the Company’s logo is included on the cover page of the prospectus. In addition, the Company advises the Staff that it will provide copies to the Staff of any graphics, maps, photographs and related captions or other artwork, if any (collectively, the “Artwork”), that the Company intends to use in the prospectus when such Artwork becomes available. The Company acknowledges and agrees that it will not include any Artwork in any preliminary prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

3.
Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data culled from the U.S. Department of Commerce and Federal Reserve, Bloomberg, L.P., the City of New York, Commercial Mortgage Alert and Cushman and Wakefield. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

Response:
The Company will supplementally provide copies of the materials that support the quantitative and qualitative business and industry data disclosed in the Registration Statement, including, but not limited to, market research data from the U.S. Department of Commerce and Federal Reserve, Bloomberg, L.P., the City of New York, Commercial Mortgage Alert and Cushman and Wakefield. The materials will be marked to indicate the specific language that supports each statement for ease of review by the Staff.

4.
We note on page 211 that you have authorized the use of certain sales material in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

Response:
As of the date hereof, no supplemental sales literature has been prepared. The Company confirms that it will submit to the Commission sales materials, including broker-dealer use only material, prior to using such materials.

5.
We note your analysis beginning on page 20, and again on page 60 in the risk factors section, regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Ms. Jennifer Gowetski
June 26, 2014

Response:
The Company advises the Staff that it expects that it will not fall under the definition of, and will therefore not be required to register as, an investment company. The Company is organized as a holding company that conducts its businesses primarily through its operating partnership, which also is a holding company. Both the Company and the operating partnership intend to conduct their operations so that they comply with the 40% test of Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”). The securities issued to the operating partnership by any joint venture general partnerships, wholly owned subsidiaries or majority owned subsidiaries that the Company may form in the future that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities the operating partnership may own, may not have a value in excess of 40% of the value of the operating partnership’s total assets on an unconsolidated basis. The Company does not consider general partnership interests in joint ventures structured as general partnerships as securities at all and thus not investment securities, if the joint ventures are non-investment companies. The Company will monitor its holdings to ensure continuing and ongoing compliance with this test.
In addition, the Company believes neither it nor the operating partnership is considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither the Company nor the operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly owned or majority owned subsidiaries, the Company and the operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing real estate properties or otherwise originating or acquiring mortgages and other interests in real estate.
The Company expects that most of its investments will be held by joint venture partnerships, wholly owned subsidiaries or majority owned subsidiaries of the operating partnership and that most of these subsidiaries will rely on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities “primarily engaged in [the business of]... purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate related assets (and no more than 20% comprised of miscellaneous assets). For purposes of the exclusion provided by Sections 3(c)(5)(C), the Company classifies its investments based in large measure on no-action letters issued by the Staff and other Commission interpretive guidance and, in the absence of Commission guidance, on the Company’s view of what constitutes a qualifying real estate asset and a real estate related asset. The Company intends to monitor its portfolio on a regular basis and prior to each investment acquisition and disposition.
In the event that the Company, or the operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act, the Company believes that it would still qualify for an exclusion from registration pursuant to Section 3(c)(5)(C) of the Investment Company Act.

6.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Ms. Jennifer Gowetski
June 26, 2014

Response:
The Company advises the Staff that it has reviewed the applicability of the tender offer rules, including Rule 13e-4 of the Securities Exchange Act of 1934, as amended, and Regulation 14E, to the Company’s share repurchase program and has determined that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. The Company acknowledges that it is responsible for (i) analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to the Company’s share redemption program and (ii) considering all of the elements of the Company’s share redemption program in determining whether the program is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.

7.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response:
The Company has reviewed the applicability of Regulation M to the Company’s share repurchase program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP (the “Class Exemptive Letter”). The Company acknowledges that it is responsible for: (i) analyzing the applicability of the tender offer rules and Regulation M to the Company’s share redemption program; and (ii) considering all of the elements of the Company’s share redemption program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the Class Exemptive Letter.
Prospectus Cover Page

8.	Please confirm that the cover page will be one page.
Response:
The Company acknowledges the Staff’s comment and will ensure that, prior to the effectiveness of the Registration Statement, the cover page in the printed version of the prospectus will not exceed one page in length as required by Item 501(b) of Regulation S-K.

9.
We note your disclosure that your board of directors may change the price of shares in this offering in its discretion from time to time. Please tell us the basis for the board’s ability to change the price, how the board of directors would effect any change in price, how any price change would impact then-current shareholders and how you intend to notify shareholders of any such change. We may have further comment.

Response:
The Company revised the disclosure on page 187 of Amendment No. 1 to disclose (i) the basis for the board of director’s ability to change the price per share of the Company’s common stock, (ii) how the board of directors would effect any change in price, and (iii) the method to be used to notify the stockholders of any such change. The Company respectfully advises the Staff that the impact on the then-current stockholders of the Company of any change in pricing has been disclosed in the second paragraph of the risk factor titled “Our stockholders may experience dilution” on page 21 of Amendment No. 1.

Ms. Jennifer Gowetski
June 26, 2014

Questions and Answers about Our Offering, page vi
General

10.	Please include a separate question and answer to address other REITs of your sponsor that may compete with your business due to similar investment objectives or advise.
Response:
The Company revised the disclosure starting on page viii of Amendment No. 1 to include a separate question and answer to address other vehicles of the Company’s sponsors that may compete with the Company’s business due to similar investment objectives.
Q. Why are we offering two classes of our common stock and what are the similarities and differences between the classes?

11.
Please revise your disclosure to more specifically describe how the different fee structures will result in different distributions. For example, prior to the NAV determination, is the 6% distribution fee a percentage of the initial offering price, the initial offering price less fees (and does the fee amount stay fixed for the Class A but not the Class C shares), or some different amount? Please also revise to remove the “likely” and “could have” qualifiers throughout this section. We may have further comment.

Response:
The Company respectfully advises the Staff that the Company discloses how the different fee structures will result in different distributions. Specifically, as described on page xi of Amendment No. 1, during such time as the Company is required to pay the distribution and shareholder servicing fee with respect to the Class C Shares, such fees will cause the amount of funds available for distributions to the holders of the Class C Shares to be lower than the amount of funds available for distributions to the holders of the Class A Shares and Class I Shares. In addition, as set forth in the third bullet under the Class C Shares heading on page x of Amendment No. 1, the distribution and shareholder servicing fee is calculated at an annual rate of 1% of the estimated value of the Class C Shares (which is deemed to be approximately $9.37 until the Company establishes an estimated value per share). The Company revised the disclosure on page xi of Amendment No. 1 to clarify this disclosure regarding the payment of class-specific fees and to remove the qualifiers that previously appeared in this section.
Class Shares, page x

12.	Please revise hereunder to discuss the different “class-specific” expenses in greater detail.
Response:
The Company advises the Staff that there are no “class-specific” expenses with respect to the Class A Shares, Class C Shares or Class I Shares other than differences in selling commissions for each of the classes of shares and the shareholder servicing fee associated with the Class C Shares. The Company revised the disclosure on page xi of Amendment No. 1 to clarify the disclosure.
Prospectus Summary
NorthStar/RXR Metro, page 1

13.
We note your disclosure that you cannot predict your actual allocation by investment type or geography. We further note your later disclosure that your board of directors is required to approve acquisitions of CRE debt representing more than 10% of your total asset pool. Please revise to clarify, if true, that you may invest in any of the asset classes, including all at the riskier end of the spectrum, and revise the risk factors accordingly. In addition, please tell us whether you have approximated your total debt holdings and revise as applicable.

Ms. Jennifer Gowetski
June 26, 2014

Response:
The Company revised the disclosure on page 1 of Amendment No. 1 to clarify that the Company may invest in any of the asset classes, including assets classes that may be considered to involve more risk than other asset classes. The Company made similar revisions to the risk factor titled “We are not limited in our target investments and we may change our targeted investments and investment strategy without stockholders consent” on page 25 of Amendment No. 1. As described in the Registration Statement, the Company expects that a majority of its capital will be invested in commercial real estate and the remaining portion in CRE debt and securities. The Company has also made certain assumptions with respect to the relative amounts that equity and debt investments will represent on a percentage basis of overall investments by the Company in the Management Compensation and Use of Proceeds tables. These assumptions were made for illustration purposes in order to calculate the estimated amount of acquisition expenses since these expenses are calculated at a different rate for debt versus equity investments. The Company advises the Staff that the Company has not established any further parameters regarding the anticipated amount of debt related assets it will hold versus other types of assets.

14.
We note you expect to acquire a significant portion of your investments through joint-venture arrangements with RXR Value Added Fund and future entities advised by affiliates. Please revise to more specifically the nature of any expected joint venture arrangements, including whether you intend to exercise control of such joint ventures and how any management fees associated with any joint venture will be calculated, and explain what you mean by ‘significant portion’ of your investments.

Response:
The Company revised the disclosure on pages 5, 100, 102 and 116 of Amendment No. 1 to further describe the anticipated joint venture arrangements between the Company and RXR Value Added Fund and future entities advised by affiliates, including control of the joint ventures and how any management fees associated with any joint venture will be calculated. In addition, the Company clarified the disclosure by replacing “significant portion” with “more than a majority” in each place where such disclosure appeared in the Registration Statement.
Summary of Risk Factors, page 3

15.	Please add a summary risk factor here to briefly address the limitations of your share repurchase program, consistent with your disclosure on page 63 in the risk factors section.
Response:
The Company added a new summary risk factor on page 3 of Amendment No. 1 to briefly address the limitations of the Company’s share repurchase program consistent with the Company’s disclosure in the section titled “Risk Factors.”

16.	Please revise the 5th bulleted risk factor on page 3 to clarify, if true, that you intend to pay your initial distributions from offering proceeds.
Response:
The Company revised the third bulleted risk factor on page 3 of Amendment No. 1 to clarify that the Company expects to use offering proceeds to pay distributions to stockholders of the Company in the earlier part of the offering.

17.
Please supplement your 6th bulleted risk factor on page 4 to note, if true, that poor performance by your advisor will have no bearing on termination or your obligation to pay certain fees, which may be substantial or advise.

Ms. Jennifer Gowetski
June 26, 2014

Response:
The Company revised the first bulleted risk factor on page 4 of Amendment No. 1 in response to the Staff’s comment.
Investment Strategy, page 5

18.	Please revise to briefly explain what you mean by “high-quality” commercial real estate.
Response:
The Company revised the disclosure on page 5 of Amendment No. 1 to further describe what is meant by “high-quality” commercial real estate.
Our Sponsors
NSAM, page 6

19.	Please expand your disclosure here to briefly disaggregate the experience of your sponsor related to investing in real estate property and CRE debt.
Response:
The Company revised the disclosure on pages 6 and 85 of Amendment No. 1 to separately describe the experience of the NorthStar Asset Management Group Inc., one of the Company’s co-sponsors, relating to investing in real estate property and CRE debt.
Management Compensation, page 10

20.	We note your disclosure on page 4 that you expect to use leverage in connection with your investments. Please revise to remove the references to fees assuming no leverage or advise.
Response:
The Company revised the disclosure on pages 11, 90 and 91 of Amendment No. 1 to remove the references to the estimated amount of fees assuming no leverage.

21.
We note that you will pay your sub-advisor or its affiliates leasing fees, property management fees, tenant construction management fees and redevelopment construction management fees. Please revise to quantify these customary fees. In this regard, we note the geographic concentration of your intended investments.

Response:
The Company revised the disclosure on pages 13 and 92 to provide a range for the amount of leasing fees, property management fees, tenant construction management fees and redevelopment construction management fees that the Company anticipates paying in its target markets.

22.	Please revise to disclose the assumptions used to calculate the estimated amount for Reimbursement of Acquisition Costs- Advisor Entities or their Affiliates.
Response:
The Company revised the disclosure on pages 12 and 91 of Amendment No. 1 to disclose the assumptions used to calculate the estimated amount for “Reimbursement of Acquisition Costs-Advisor Entities or their Affiliates.”

23.	Please revise here or later in the prospectus to more specifically describe the Development and Tenant Construction fees.

Ms. Jennifer Gowetski
June 26, 2014

Response:
The Company revised the disclosure on pages 85 and 94 of Amendment No. 1 to further describe the Development and Tenant Construction Management fees.
Operational Stage, page 13

24.
We note that you intend to reimburse your advisor for employee costs. In future filings that require Item 402 or Item 404 of Regulation S K disclosure, please disclose the amount of fees paid to your advisor entities or their affiliates, break out the amounts paid pursuant to the asset management fee, any incentive fees or amounts associated with the special units, and the reimbursement provision.

Response:
The Company acknowledges the Staff’s comment and the Company will disclose in future filings: (i) the amount of fees paid to the Advisor Entities or their affiliates; and (ii) the amounts paid pursuant to the asset management fee, any incentive fees or amounts associated with the special units and the reimbursement provision.
Estimated Use of Proceeds, page 16

25.	Please explain the basis of your assumption of an 80/20 split of offering proceeds from Class A and Class C Shares respectively.
Response:
The Company advises the Staff that the dealer manager for the proposed offering, NorthStar Realty Securities, LLC (the “Dealer Manager”), has received preliminary feedback from dealers and financial advisors indicating that demand remains strong for the “standard” product (represented by the Class A Shares). However, market participants have also expressed an interest in alternative products, including a product with a lower upfront sales charge and a product for investors who pay an asset-based fee for investment advisory services, such as clients of registered investment advisors or broker-dealer customers who have so-called wrap accounts. Based on this feedback, as well as its experience as the dealer manager for prior NorthStar non-traded REIT offerings, the Dealer Manager expects that the substantial majority of shares sold in the offering will be Class A Shares. Since Class I Shares may generally be purchased only by investors who pay an asset-based fee for investment advisory services, the Dealer Manager expects sales of Class I Shares to constitute a relatively a small portion of the overall shares sold in the offering by the Company. Therefore, the Company believes it is a fair estimate to calculate the estimated maximum fees based on an assumed allocation of 75% Class A Shares, 15% Class C Shares and 10% Class I Shares.
Distributions, page 16

26.
We note that you intend on paying distributions starting the first calendar quarter after your first investment. As such, please revise to clarify, if true, that such initial distributions will not likely come from cash flow from operations since you will have just begun operations at such time.

Response:
The Company revised the disclosure on pages 20, 173 and 174 of Amendment No. 1 to clarify that the Company expects that distributions to its stockholders in the early part of the offering will be paid to stockholders from proceeds of the offering.

Ms. Jennifer Gowetski
June 26, 2014

Risk Factors
Risks Related to an Investment in Our Company
The price of our Class A Shares and Class C Shares in our offering…, page 25

27.
Please revise here to separately discuss the arbitrary nature of the price of your shares and your estimated value calculations upon the completion of your offering stage, which are sufficiently distinct risks.

Response:
The Company revised the disclosure starting on pages 21 and 22 of Amendment No. 1 to discuss in separate risk factors: (i) the arbitrary nature of the price for the Company’s shares of common stock; and (ii) the Company’s estimated value calculations upon the completion of the Company’s offering stage.
Our ability to achieve our investment objectives…, page 26

28.
Please also supplement your disclosure in this risk factor to address how the structure of your acquisition and disposition fees could potentially incentivize your advisor to select acquisition targets that have a greater cost.

Response:
The Company revised the risk factor titled “Our ability to achieve our investment objectives and to pay distributions will depend in substantial part upon the performance of our Advisor Entities” on page 23 of Amendment No. 1 to address the Staff’s comment.
Estimated Use of Proceeds, page 77

29.	Please revise to present a third table combining the information from the two tables provided.
Response:
The Company respectfully advises the Staff that it does not believe an additional table combining the information from the two tables referenced in “Estimated Use of Proceeds” would provide meaningful disclosure to investors and may be confusing since the additional table would illustrate a hypothetical that would not correspond to the anticipated actual information. Accordingly, the Company has not included the requested additional table in Amendment No. 1.

30.
It does not appear the amounts you have for the Organization and Offering Costs for the maximum primary offering for Class A and Class C shares is consistent with the $30,000,000 you have in your table on page 11. Please tell us if the Other Organization and Offering Costs for the maximum offering and the maximum offering and DRP will be the same amount. Please revise your filing as appropriate.

Response:
The Company respectfully advises the Staff that the amounts in the tables on pages 69, 70 and 71 of Amendment No. 1 for the organization and offering costs for the maximum primary offering for the Class A Shares, the Class C Shares and the Class I Shares totals to the same amount included in the table on page 10 of Amendment No. 1. The Company further advises the Staff that the organization and offering costs for the maximum offering and the maximum offering and the DRP will not be the same amount since there will be organization and offering costs associated with the DRP.

31.	Please tell us whether your prospective development fees are reflected in your “Acquisition Expense” line item.

Ms. Jennifer Gowetski
June 26, 2014

Response:
The Company advises the Staff that prospective development fees are not reflected in the “Acquisition Expense” line item, which has been retitled “Acquisition Costs” in Amendment No. 1. As described in footnote six to the table, acquisition costs consist of third party acquisition costs which include legal, accounting, consulting, travel, appraisals, engineering, due diligence, option payments, title insurance and other costs and expenses relating to potential acquisitions regardless of whether the property is actually acquired.
Investment Objectives and Strategy

32.
We note your disclosure that your strategy is to use the majority of the net proceeds to acquire high-quality commercial real estate located in the New York metropolitan area (defined by you to mean within 90 miles of New York City). We further note the map of the New York City Submarket on page 125. Please revise to include a map representing the New York metropolitan area as defined by you and discuss your target allocation for commercial real estate located within New York City as opposed to the New York metropolitan area.

Response:
The Company revised the disclosure on pages vi, 1, 5, 105, 114 and 122 of Amendment No. 1 to: (i) include a map representing the New York metropolitan area as defined by the Company; and (ii) discuss the Company’s target allocations for commercial real estate located within New York City as opposed to the New York metropolitan area.
Investment Process, page 129

33.
We note that your advisors have latitude, subject to board approval, to alter your investment guidelines and borrowing policies without stockholder approval, per your risk factors disclosure on page 28. Please update your disclosure here or under the Reports to Participants heading to disclose how and when you will disclose any changes to your investment and borrowing policies to your stockholders.

Response:
The Company revised the disclosure under the heading “Investment Process-Borrowing Policy” on page 119 of Amendment No. 1 to note that the Company will disclose in an updated prospectus or prospectus supplement if there are any changes to the Company’s investment and borrowing policies as described in the prospectus.
Borrowing Policy, page 130

34.
We note your earlier disclosure that you plan to secure “conservatively structured” leverage. Please provide more detailed disclosure regarding your strategy including your actual targeted company leverage, your relative use of fixed and floating rate debt, and your intended use of secured versus unsecured debt. We may have further comments based on your response.

Response:
The Company revised the disclosure on page 119 of Amendment No. 1 in response to the Staff’s comment.
Prior Performance Summary, page 142

35.
We note your disclosure throughout this section regarding the percentage current return on equity for subsets of certain programs. Please tell us how you determined that such information is appropriate and provide us detailed information regarding how each return was calculated. We may have additional comment.

Ms. Jennifer Gowetski
June 26, 2014

Response:
The Company advises the Staff that it believes the track record and percentage current return on equity for certain of the programs disclosed in the section titled “Prior Performance Summary” is appropriate and relevant to potential investors in the Company since each of these companies pays dividends to its respective shareholders and the ability to make such payments to shareholders is predicated on the ability of each such company to generate current returns from their investments. The Company further advises the Staff that it generally calculated current return as net operating income divided by equity invested.
RXR Prior Real Estate Program, page 152

36.
We note your disclosure regarding “a total return in excess of 700% for Reckson stockholders.” Please tell us how you determined that such information is appropriate and provide us detailed information regarding how such amount was calculated.

Response:
The Company advises the Staff that it believes that the total return of Reckson Associates Realty Corp. (“Reckson”) to its shareholders is appropriate and relevant to potential investors in the Company since Reckson was a public REIT: (i) that was listed on The New York Stock Exchange; (ii) focused on commercial real estate in the New York metropolitan area; and (iii) realized a liquidity event.
The Company further advises the Staff that total return was calculated based on a comparison of Reckson’s liquidation price divided by the initial public offering price of its shares of common stock taking into account any distributions from the time of Reckson’s initial public offering to the date of liquidation of Reckson. The Company will supplementally provide the Staff with a summary of these calculations.
Description of Capital Stock
Common Stock, page 184

37.
Please expand your disclosure in this section to more specifically explain how the NAV calculation will differ for the Class A and Class C Shares. For instance, does the company intend to prorate the figure based on percentage of gross proceeds or net proceeds after annual distribution and shareholder servicing fees have been covered? We may have further comment.

Response:
The Company revised the disclosure on page 179 of Amendment No. 1 to further explain how and to what extent the NAV calculation will differ for the Class A Shares, the Class C Shares and the Class I Shares.
Class C Shares, page 185

38.
Please revise here and elsewhere to quantify when you anticipate the annual distribution and shareholder servicing fee will phase out. If you are not in a position to calculate the duration, please advise.

Response:
The Company revised the disclosure on pages x, 1 and 189 to disclose when the Company anticipates the annual distribution and shareholder servicing fee to phase out, which is approximately six years after the commencement of the offering.
Share Repurchase Program, page 192

39.
We note your disclosure here that you reserve the right to suspend or terminate your repurchase plan. Please tell us how a suspension of your repurchase plan would be consistent with this being a continuous offering under Rule 415.

Ms. Jennifer Gowetski
June 26, 2014

Response:
The Company acknowledges that if the Company suspends its offering and the Company's offering is no longer deemed to be a continuous offering under Rule 415 of the Securities Act, the Company may be required to file a new registration statement under the Securities Act.
Appendix A - Prior Performance Tables
Table I: Experience in Raising and Investing Funds, page A-2

40.
We note your introductory narrative that the referenced programs had “similar” investment objectives. Please update the narrative to briefly describe the investment objectives for the referenced programs.

Response:
The Company revised the disclosure on page A-2 of Amendment No. 1 to describe the investment objectives for the programs referenced in Table I (Experience in Raising and Investing Funds).

41.	Please confirm that amounts contributed by sponsor and affiliates are excluded from the “dollar amount raised.” Provide the same for your disclosures in Table IV.
Response:
The Company advises the Staff that amounts contributed by the sponsor and affiliates are not excluded from the “dollar amount raised” in Table I (Experience in Raising and Investing Funds) and Table IV (Completed Programs). The Company revised Table I and Table IV on pages A-2 and A-7, respectively, of Amendment No. 1 to add a footnote next to the “dollar amount raised” disclosing the amounts contributed by the sponsor and affiliates.

42.	Please revise to fill in the blanks in Table I or advise.
Response:
The Company advises the Staff that it has revised Table I (Experience in Raising and Investing Funds) on page A-2 of Amendment No. 1 to fill in the blanks by noting that such information is not applicable or by providing the appropriate amounts.
Table III: Operating Results of Public Programs, page A-3

43.	Please tell us your basis for this presentation here and any deviation from the instructions included in the Division’s Disclosure Guidance Topic No. 6 with respect to Table III.
Response:
The Company revised Table III (Operating Results of Public Programs) on page A-3 of Amendment No. 1 and the Company confirms that the presentation is consistent with the instructions included in the Division of Corporation Finances’s Disclosure Guidance Topic No. 6 with respect to Table III.
Table IV: Completed Programs, page A-7

44.	Please briefly explain your inclusion of the “Date of first sale of security” line item
Response:
In accordance with the Division of Corporation Finances’s Disclosure Guidance Topic No. 6, the Company revised Table IV (Completed Programs) on page A-7 of Amendment No. 1 by deleting the line item titled “Date of first sale of security.”

Ms. Jennifer Gowetski
June 26, 2014

45.	Please include footnote disclosure to fully explain how you calculate your ROI.
Response:
The Company revised Table IV (Completed Programs) on page A-7 of Amendment No. 1 by including footnote disclosure explaining how the Company calculated ROI.
Exhibits

46.
Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

Response:
The Company will file all required exhibits as promptly as possible. In addition, attached herewith as Annex A and Annex B are draft copies of the legal and tax opinions, respectively, for the review of the Staff.
* * *

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.
Sincerely,
/s/ Joseph A. Herz
Joseph A. Herz

cc:	Ronald J. Lieberman, Esq., NorthStar/RXR New York Metro Income, Inc.
Mr. Brett Klein, NorthStar/RXR New York Metro Income, Inc.
Judith D. Fryer Esq., Greenberg Traurig, LLP

ANNEX A

[LETTERHEAD OF VENABLE LLP]

DRAFT - SUBJECT TO REVIEW AND CHANGE

_____, 2014

NorthStar/RXR New York Metro Income, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

Re:    Registration Statement on Form S-11
Ladies and Gentlemen:
We have served as Maryland counsel to NorthStar/RXR New York Metro Income, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to $2,000,000,000 in shares (the “Shares”) of common stock, $0.01 par value per share, of the Company, consisting of Class A Common Stock (“Class A Shares”), Class C Common Stock (“Class C Shares”) and Class I Common Stock (“Class I Shares”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). $1,800,000,000 in Shares (the “Public Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and $200,000,000 in Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.
In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):
1.    The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix B and the Plan attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;
2.    The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);
3.    The Bylaws of the Company, certified as of the date hereof by an officer of the Company;
4.    A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;
5.    Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

NorthStar/RXR New York Metro Income, Inc.
_____, 2014

6.    A certificate executed by an officer of the Company, dated as of the date hereof; and
7.    Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.
In expressing the opinion set forth below, we have assumed the following:
1.    Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.
2.    Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.
3.    Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.
4.    All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.
5.    The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VI of the Charter.
6.    Upon the issuance of any of the Shares, the total number of Class A Shares issued and outstanding will not exceed the total number of Class A Shares that the Company is then authorized to issue under the Charter, the total number of Class C Shares issued and outstanding will not exceed the total number of Class C Shares that the Company is then authorized to issue under the Charter and the total number of Class I Shares issued and outstanding will not exceed the total number of Class I Shares that the Company is then authorized to issue under the Charter.
Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:
1.    The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.
2.    The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.
3.    The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

NorthStar/RXR New York Metro Income, Inc.
_____, 2014

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.
The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.
This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

ANNEX B

[LETTERHEAD OF GREENBERG TRAURIG, LLP]

DRAFT - SUBJECT TO REVIEW AND CHANGE
[_______], 2014

NorthStar/RXR New York Metro Income, Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

Re:	Registration on Form S-11 Relating to Shares of Common Stock of NorthStar/RXR New York Metro Income, Inc.
Ladies and Gentlemen:
You have requested our opinion in connection with the registration and sale of up to $2,000,000,000 of the common stock of NorthStar/RXR New York Metro Income, Inc., a Maryland corporation (the “Company”), pursuant to the Registration Statement on Form S-11 (Registration No. 333-00543) filed with the Securities and Exchange Commission as amended through the date hereof (the “Registration Statement”). All capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Registration Statement. In rendering our opinion, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including the following: (1) the Registration Statement (including all exhibits thereto), (2) the Articles of Amendment and Restatement of the Company, together with all amendments thereto, (3) certain written representations of the Company, contained in a letter to us dated on or about the date hereof (the “Representation Letter”), and statements made by independent public accountants of the Company, and (4) such other documents or information as we have deemed necessary to render the opinion set forth in this letter. In our review, we have assumed with your consent that any documents listed above which we reviewed in proposed form have been or will be duly executed without material changes from the documents reviewed by us, all of the representations and statements set forth in such documents are true, accurate and complete, and all of the obligations imposed by any such documents on the parties thereto, including obligations imposed under the Articles of Amendment and Restatement of the Company, have been and will continue to be performed or satisfied in accordance with their terms. We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.
We have not made an independent investigation or audit of the facts set forth in the above referenced documents or statements, including, without limitation, factual matters contained in the Representation Letter and in the Registration Statement. We have consequently assumed with your consent (i) the accuracy of the representations as to factual matters contained in the Representation Letter; (ii) that any representation or statement on which we are relying is true without regard to any qualification as to knowledge, belief, intent or materiality; (iii) that the information presented in all documents or otherwise furnished to us is accurate and complete in all material respects; and (iv) that from and after the date hereof, the Company will continue to operate in a manner which meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Internal Revenue Code of 1986, as amended (the “Code”) as necessary to qualify, and remain qualified, as a real estate investment trust within the meaning of the Code (a “REIT”).

NorthStar/RXR New York Metro Income, Inc.
________, 2014

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, including those set forth below, we are of the opinion that:
1.    Beginning with its taxable year ending December 31, 2014, the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification as a REIT under the Code.
2.    All statements of law and legal conclusions, but not statements of fact, contained in the Registration Statement under the heading “U.S. Federal Income Tax Considerations” are correct in all material respects.
No assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT under the Code. The Company’s ability to achieve and maintain qualification as a REIT depends upon its ability to achieve and maintain certain diversity of stock ownership requirements and, through actual ongoing operating results, certain requirements under the Code regarding the nature of its gross income and assets, distribution levels and certain other requirements of the Code and Treasury Regulations. No assurance can be given that the actual ownership of the Company’s stock and its actual operating results and distributions for any taxable year will satisfy the tests necessary to achieve and maintain its status as a REIT.
The opinions expressed herein are based upon the Code, the Treasury Regulations promulgated thereunder (including temporary and proposed regulations) and existing administrative and judicial interpretations thereof (including private letter rulings issued by the Internal Revenue Service (the “IRS”), which are not binding on the IRS except with respect to a taxpayer receiving such a ruling), all as they exist at the date of this letter. All of the foregoing statutes, regulations and interpretations are subject to change, in some circumstances with retroactive effect. Any changes to the foregoing authorities might result in modifications of our opinions contained herein. This opinion is rendered as of the date hereof, and we disclaim any obligation to advise you of any change in any of the foregoing sources of law or subsequent developments in law or changes in facts or circumstances which might affect any matters or the opinion set forth herein. Our opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a position contrary to our opinion or that a court will not sustain such a position if asserted by the IRS.
The foregoing opinion is limited to the specific matters covered thereby and should not be interpreted to imply that the undersigned has offered its opinion on any other matter. Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the transactions described in the Registration Statement, any transaction related thereto, or any investment in the Company.
This opinion has been prepared for you in connection with the filing of the Registration Statement. We hereby consent to the use and filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the use of the name of the firm under the captions “U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.
Very truly yours,